Exhibit D

RECENT DEVELOPMENTS

The information included in this section supplements the information about Jamaica contained in Jamaica’s annual report for the year ended March 31, 2019 on Form 18-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2019 (the “2019 Form 18-K”), as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2019 Form 18-K, the information in this section replaces such information. No significant changes to the information provided in the 2019 Form 18-K have occurred. Initially capitalized terms used in this section have the respective meaning assigned to those terms in the 2019 Form 18-K.

THE JAMAICAN ECONOMY

Overview

The Jamaican economy expanded by 1.9% in 2018 when compared to 2017 based on growth in the country’s GDP. This was mainly the result of an improvement in all industries with the exception of mining & quarrying and producers of government services. Jamaica’s nominal GDP in 2018 was J$2.03 trillion, an increase of 6.8% when compared to 2017. The tourism industry remains the leading gross earner of foreign exchange for Jamaica. Tourism accounted for 72.4% of gross foreign exchange earnings from the productive sector in 2018, excluding remittance inflows. The United States and Canada accounted for 65.9% and 16.2%, respectively, of Jamaica’s total visitors in 2018. The Consumer Price Index recorded an inflation rate of 2.4% for the year ended December 31, 2018.

The Jamaican economy expanded by 1.7% in real terms for the first quarter of 2019 when compared to the same quarter in 2018. This growth was due mainly to increases in all industries with the exception of manufacturing, which declined by 1.4%. Industries reflecting growth were agriculture, forestry & fishing (0.3%), mining & quarrying (11.1%), construction (3.4%), electricity & water supply (1.9%) hotels & restaurants (7.3%), transport, storage & communication (1.2%), finance & insurance services (2.5%), real estate, renting & business activities (1.0%), other services (1.8%), producers of government services (0.2)% and wholesale & retail trade, repairs, installation of machinery & equipment (1.3%). It is anticipated that the JISCO Alpart Alumina Refinery will expand its capacity to 2 million tonnes from its current capacity of 1.65 million tonnes in FY2019/2020. This expansion may require the plant to be closed temporarily. A decision is expected to be made within the coming month; however, if the JISCO Alpart Alumina Refinery is temporarily closed, we expect overall GDP out-turn to be adversely impacted, specifically related to growth in the mining & quarrying industry.

At July 31, 2019, net international reserves of the Bank of Jamaica were U.S.$2,951.35 million covering 22.09 weeks of goods and services imports. At July 31, 2019, gross international reserves of the Bank of Jamaica were U.S.$3,448.02 million.

At March 31, 2019, Jamaica’s domestic debt was J$755.98 billion, which excludes government-guaranteed securities. At March 31, 2019, Jamaica’s external debt was U.S.$9,873.62 million, of which 98.06% was denominated in U.S. dollars, 0.52% was denominated in Euro, 0.13% denominated in Yen and 1.0% was denominated in Chinese Yuan. At June 30, 2019, Jamaica’s domestic debt was J$769.24 billion. At June 30, 2019, Jamaica’s external debt was U.S.$9,773.07 million, of which 97.89% was denominated in U.S. dollars, 0.41% was denominated in Euro, 0.12% was denominated in Yen, and 1.04% was denominated in Chinese Yuan.

The following table shows certain debt indicators as at and for the five years ended December 31, 2018:

	2014	2015	2016	2017	2018
DEBT RATIO
Total Debt1/Nominal GDP	133.4%	128.0%	122.8%	107.0%	100.5%
Public Debt2/Nominal GDP	132.3%	126.8%	122.3%	107.1%	96.1%
Domestic Debt/Nominal GDP	68.5%	52.4%	48.3%	40.2%	37.0%
External Debt/Nominal GDP	64.9%	75.6%	74.5%	66.8%	63.5%
Interest on External Debt/Exports of Goods and Services	5.3%	5.8%	8.8%	7.2%	6.9%

1

Total Debt as defined under the EFF includes debt of the Bank of Jamaica, the Central Government, debt of the PetroCaribe Development Fund (“PDF”) (net of any amounts owed by the Central Government to the PDF), domestic guaranteed and external guaranteed debt.

2	Public Debt, as historically defined, includes debt of the Bank of Jamaica, the Central Government and external guaranteed debt.

On April 1, 2017, the Government implemented a new definition of public debt (“Public Debt”) consistent with the definition being utilized by the International Monetary Fund (“IMF”) under the precautionary Stand-By-Arrangement. This definition is also in line with international standards and consistent with the Public Sector Debt Statistics Guide developed by the IMF. The new definition identifies Public Debt as the consolidated debt of the Specified Public Bodies, except that of the Bank of Jamaica, net of any cross-holdings. It also includes domestic guarantees. If this new definition had been in place for FY 2016/17, the public debt to GDP ratio would have been 113.2%. For FY 2017/18, the public debt to GDP ratio is 103.4% and it is 95.3% for FY 2018/19.

The unemployment rate for April 2019 was 7.8% compared to 9.8% for April 2018. The inflation rate for the point-to-point period of June 2018 to June 2019 was 4.2%. As at June 30, 2019, inflation was 1.4% and the official exchange rate as at June 30, 2019 was J$131.07 per U.S.$1.00, representing a depreciation of 2.6% for the first six-month period of 2019. As of July 31, 2019, the 3 month Treasury Bill Rate was 1.80% and the 6-month Treasury Bill Rate was 1.82%. The inflation rate for the interim period from January 1, 2019 to July 15, 2019 was 2.5%.

Repurchase of Outstanding 11.625% Notes due 2022, 9.250% Notes due 2025, 7.625% Notes due 2025 and 6.750% Notes due 2028

On September 4, 2019, Jamaica launched a liability management transaction consisting of an Invitation for Offers to Tender for Cash (the “Invitation”) its 11.625% Notes due 2022 (the “2022 Notes”), 9.250% Notes due 2025 (the “9.250% 2025 Notes”), 7.625% Notes due 2025 (the “7.625% 2025 Notes”) and 6.750% Notes due 2028 (the “2028 Notes”, together with the 2022 Notes, the 9.250% 2025 Notes and the 7.625% 2025 Notes, collectively, the “Invitation Notes”). Concurrently with the Invitation, Jamaica issued and sold U.S.$815,000,000 principal amount of its 7.875% Notes due 2045 in a reopening of Jamaica’s existing series of its 7.875% Notes due 2045 pursuant to an Underwriting Agreement, dated September 11, 2019, entered into among the Government of Jamaica, BofA Securities, Inc. and Citigroup Global Markets Inc., the proceeds of which were used to repurchase the Invitation Notes tendered pursuant to the Invitation.

U.S.$40,735,000.00 aggregate principal amount of the 2022 Notes, U.S.$98,293,000.00 aggregate principal amount of the 9.250% 2025 Notes, U.S.$398,824,000.00 aggregate principal amount of the 7.625% 2025 Notes and U.S.$429,003,000.00 aggregate principal amount of the 2028 Notes were validly tendered and settled in the Invitation on or prior to September 16, 2019.

After the final settlement of the Invitation, the aggregate principal amount of 2022 Notes outstanding was U.S.$208,239,000.00, the aggregate principal amount of 9.250% 2025 Notes outstanding was U.S.$85,225,000.00, the aggregate principal amount of 7.625% 2025 Notes outstanding was U.S.$401,176,000.00 and the aggregate principal amount of 2028 Notes outstanding was U.S.$1,421,447,000.00.

LEGAL PROCEEDINGS

Jamaica is aware that PDV Caribe S. A. submitted a request for arbitration to the ICC, which appears to relate to Jamaica’s compulsory acquisition of shares in Petrojam Limited that had been formerly held by PDV Caribe S.A. pursuant to a JVA. For additional information, see “Risk Factors—No assurances can be made that PDV Caribe S.A.’s request for arbitration will be denied, or, if their claim is successful, that the award will not be material.”

RISK FACTORS

Risk Factors Relating to Jamaica

Jamaica has experienced economic problems and may continue experiencing economic problems, which may affect Jamaica’s ability to service its debt, including the notes.

Jamaica has experienced volatility in its macroeconomic drivers and has experienced economic crises in recent decades. The Jamaican economy expanded by 1.9% in 2018 when compared to 2017 based on growth in the country’s GDP. GDP grew by 1.0% in 2017 compared to 2016, 1.4% in 2016 compared to 2015, 0.9% in 2015 compared to 2014 and by 0.7% in 2014 compared to 2013. Jamaica cannot offer any assurance that the Jamaican economy will grow in the future. Economic growth depends on a variety of factors, including, among others, the sustainability of tourism, the stability and competitiveness of the Jamaica dollar against foreign currencies, confidence among Jamaican consumers and foreign and domestic investors and their rates of investment in Jamaica, the willingness and ability of businesses to engage in new capital spending and the rate of inflation. Some of these factors are outside of Jamaica’s control. If Jamaica experiences economic problems, Jamaica may have difficulty in servicing the notes.

Jamaica faces long-term economic challenges, including:

•	a substantial merchandise trade deficit;

•	social problems relating to high unemployment, poverty and crime;

•	high debt levels; and

•	high energy costs.

Jamaica relies heavily on foreign oil supplies, which may be disrupted or increase in cost in the future.

Jamaica is dependent on imported fossil fuels to satisfy domestic energy consumption. Jamaica receives approximately 87% of its energy requirements from imported oil and approximately 3% of its energy requirements from imported natural gas. In August 2005, Jamaica entered into the PetroCaribe Agreement (the “PetroCaribe Agreement”) with the government of Venezuela (“Venezuela”) under which Venezuela has agreed to make available to Jamaica a portion of the value of Jamaica’s purchases of oil as a concessionary loan facility, the terms of which are determined by the prevailing price per barrel of oil internationally. At present Jamaica is not receiving any crude oil imports under the PetroCaribe Agreement. In the past three years and at present, Jamaica has not received and does not expect to receive any oil from Venezuela under the PetroCaribe Agreement. In light of current sanctions against Venezuela, any amounts due from Jamaica under the PetroCaribe Agreement are placed in an escrow account with the Bank of Jamaica, which at June 30, 2019 totalled approximately US$1.3 million. Any disruption of oil supplies or a significant increase in international oil prices may have a material adverse effect on the Jamaican economy and Jamaica’s ability to service its debts, including the notes.

Jamaica receives financing from international lending agencies and multilateral institutions, including the International Monetary Fund, if required. If such support is unavailable in the future, Jamaica may have difficulty in servicing the notes.

Jamaica receives financing from multilateral institutions, including from the IMF, if required, and other official institutions. In 2010, Jamaica implemented a structural reform agenda that was subsequently enhanced in 2012 and 2014, which included reforms to fiscal institutions, public entities, debt management, and the financial sector and passed the Fiscal Responsibility Framework (“FRF”). Additionally, in 2010, Jamaica launched its strategic and comprehensive domestic liability management program and implemented a variety of reforms impacting the financial system, which was subsequently enhanced in 2013. On November 11, 2016, the IMF approved a three-year precautionary Stand-By-Arrangement (“PSBA”). The PSBA expires at the end of 2019, and, as a result of the success of the FRF and Jamaica’s domestic liability management program, Jamaica does not intend to extend or renew the PSBA.

Jamaica’s failure to meet the targets set out under the PSBA may result in its inability to draw down, if required, from the IMF and may also lead to other multilateral agencies to suspend or delay disbursements. If economic assistance from multilateral and other official institutions is unavailable in the future, Jamaica may have difficulty in servicing its debts, including the notes.

There can be no assurances that Jamaica’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Jamaica’s long-term foreign-currency debt is currently rated sub-investment grade by the three leading rating agencies. As of January 31, 2019, Fitch Ratings upgraded the Jamaica’s credit rating to “B+” from “B” and revised Jamaica’s outlook from “positive” to “stable.” As of September 25, 2018, S&P Global affirmed the “B/B” credit rating of Jamaica and revised Jamaica’s outlook from “positive” to “stable.” As of July 26, 2019, Moody’s affirmed the “B3” credit rating of Jamaica and affirmed Jamaica’s outlook as “positive.”

Ratings address the creditworthiness of Jamaica and the likelihood of timely payment of Jamaica’s long- term bonds. Jamaica’s credit ratings may not improve and they may adversely affect the trading price of Jamaica’s debt securities (including the notes), which could potentially affect Jamaica’s cost of funds in the international capital markets and the liquidity of and demand for Jamaica’s debt securities.

No assurances can be made that PDV Caribe S.A.’s request for arbitration will be denied, or, if their claim is successful, that the award will not be material.

Jamaica is aware that PDV Caribe S. A. submitted a request for arbitration to the International Chamber of Commerce (the “ICC”). The respondents named to the request for arbitration are the Petroleum Corporation of Jamaica (the “PCJ”) and Jamaica. The request for arbitration appears to relate to Jamaica’s compulsory acquisition of shares in Petrojam Limited pursuant to the Compulsory Acquisition (Shares in Petrojam Limited) Act, 2019 (the “Compulsory Acquisition Act”), which shares had been formerly held by PDV Caribe S.A. pursuant to a joint venture agreement (the “JVA”). The JVA was entered into between the PCJ, Petrojam Limited and PDV Caribe S.A. for the operation of Petrojam Limited. The Compulsory Acquisition Act was enacted on February 22, 2019 and immediately vested shares in Petrojam Limited not already held by the PCJ in the Accountant General of Jamaica, to be held in trust for Jamaica.

Jamaica has not been advised of the ICC’s decision regarding PDV Caribe S.A.’s request for arbitration. As such, no assurance can be made at this time that if the matter proceeds to arbitration and PDV Caribe S.A. is successful, that the award will not be material.